

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

<u>Via E-mail</u>
Patrick Laferriere
President and Chief Financial Officer
Intervia, Inc.
3702 South Virginia Street,
Suite G12-401
Reno, NV 89502

  Re: Intervia, Inc.
    Form 10-K for the Fiscal Year End January 31, 2011
    Filed May 2, 2011
    File No. 000-52010

Dear Mr. Laferriere:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Martin James

       Martin James
       Senior Assistant Chief Accountant